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                                                                    Exhibit 99.2

                            CERTIFICATION PURSUANT TO
                             18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of Globe Telecom, Inc. (the "Company") on Form 20-F for the period ending December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Delfin
C. Gonzalez, Jr., Senior Vice President, Chief Financial Officer of the Company, hereby certify that to the best of my knowledge:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 31, 2003
                           /s/ Delfin C. Gonzalez, Jr.
                           -----------------------------------------------------
                           Name: Delfin C. Gonzalez, Jr.
                           Title: Senior Vice President, Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906 HAS BEEN PROVIDED TO GLOBE TELECOM, INC. AND WILL BE RETAINED BY GLOBE TELECOM, INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.